United States securities and exchange commission logo





                          May 10, 2022

       Eric H. Baker
       Chief Executive Officer
       StubHub Holdings, Inc.
       888 7th Avenue, Suite 302
       New York, New York 10106

                                                        Re: StubHub Holdings,
Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted April 21,
2021
                                                            CIK No. 0001337634

       Dear Mr. Baker:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form S-1 submitted April 21, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Our History and Acquisition of StubHub, page 72

   1. In the second paragraph on page 74, you present Adjusted EBITDA without providing the comparable GAAP measure
with equal or greater prominence. Please revise to include the comparable GAAP
measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question
                                                        102.10 of the Non-GAAP
Financial Measures Compliance and Disclosure Interpretations.
 Eric H. Baker
FirstName  LastNameEric
StubHub Holdings, Inc. H. Baker
Comapany
May        NameStubHub Holdings, Inc.
     10, 2022
May 10,
Page 2 2022 Page 2
FirstName LastName
Non-GAAP Financial Measures
Adjusted EBITDA, page 77

2. We note your response to comment 4. Please add a footnote to the table on page 78 that conveys to investors that in future periods you will have to either continue to issue non-
         cash stock-based compensation or pay cash in order to attract, retain and compensate your employees as these are normal and recurring costs necessary to operate your business.
         Please also disclose that you will incur a $51 million charge for stock-based compensation in conjunction with the direct listing.
Revenue, page 84

3. Tell us your consideration of quantifying the impact on revenues of canceled events and related reserves in 2021 as compared to 2020 given the significance of the impact on 2020 revenues.
Critical Accounting Policies and Estimates
Stock-Based Compensation, page 98

4. Please quantify the amount of stock-based compensation expense you expect to record in connection with your direct listing.
Business, page 105

5. We note your response to comment 6 and your disclosure that StubHub is the "largest global marketplace based on GMS." Given that your competitors do not appear to use
         GMS in their publicly filed disclosure, please revise this statement to indicate that this is the company's belief. Please also revise to clarify that your marketplace pertains to secondary sales and revise your footnote to note that you are only relying on 2019 data, if true.
General

6. We note your response to comment 2, as well as your previous related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter, including in regards to any NFTs or other crypto assets that you may develop or mint in the future or that you may support or facilitate the minting or trading of in the future.
7. Please provide in the filing a description of your internal processes for how you determine, or will determine as you expand your business, whether particular crypto assets
         (including NFTs) are securities within the meaning of the U.S. federal securities laws.
         Please also clarify that such processes are risk-based assessments made by the company
 Eric H. Baker
StubHub Holdings, Inc.
May 10, 2022
Page 3
      and are not a legal standard or binding on any regulatory body or court. Further, please include a risk factor addressing the uncertainty of such assessments and the consequences of making an incorrect assessment or a regulatory body or court disagreeing with the
      company   s assessment. Finally, please address the potential regulatory risks under the
      U.S. federal securities laws if such crypto assets are determined to be securities, such as compliance with Section 5 of the Securities Act or whether the company could become subject to regulation as a national securities exchange or as a broker-dealer under the
      Securities Exchange Act of 1934.
8. Please expand your discussion of research and development costs, which we note you reference on page 27. In particular, please tell us how you define and classify research and development in your income statement, as well as how you define product development and why such product development costs are included in your general and administrative costs, as you disclose on page 82. Please refer to Item 101 of Regulation
      S-K and ASC 730.
        You may contact Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Jennifer Lopez Molina at 202-551-3792 with any other questions.



                                                            Sincerely,
FirstName LastNameEric H. Baker
                                                            Division of
Corporation Finance
Comapany NameStubHub Holdings, Inc.
                                                            Office of Trade &
Services
May 10, 2022 Page 3
cc:       Alison A. Haggerty
FirstName LastName